Deloitte AB Box 33 SE-401 20 Göteborg Sweden www.deloitte.se Deloitte AB is the Swedish affiliate of Deloitte NSE LLP, a member firm of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”). DTTL and each of its member firms are legally separate and independent entities. DTTL and Deloitte NSE LLP do not provide services to clients. Please see www.deloitte.com/about to learn more about our global network of member firms. April 17, 2026 Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7561 Dear Sirs/Madams: We have read Item 16F of Polestar Automotive Holding UK PLC's Form 20-F dated April 17, 2026, and have the following comments: 1. We agree with the statements made in paragraphs one, three, four, five, six and seven of Item 16F therein. 2. We have no basis on which to agree or disagree with the statements made in paragraph two of Item 16F therein. Yours truly, /s/ Deloitte AB